Exhibit 99.1

ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three-month period ended March 31, 2013 compared to the three-month period ended March 31, 2012. Together with the condensed interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to April 23, 2013 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2012 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three-month period ended March 31, 2013.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Q1 2013 RESULTS

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) within the Salamandra group of concessions located in the State of Sonora in northwest Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey.

Mexico

The Salamandra group of concessions comprises 30,536 hectares, and contains the producing Mulatos mine as well as several advanced and grassroots exploration projects. The Mine achieved commercial production in 2006 and produces gold in dore form for shipment to a refinery. Exploration potential includes both mineralized extensions and satellite deposits in close proximity to the existing mining operations. Proven and probable reserves as at December 31, 2012 were 68.8 million tonnes grading 1.07 grams of gold per tonne of ore (“g/t Au”) for approximately 2.4 million contained ounces of gold, providing a mine life of approximately nine years at current production levels.

Turkey

In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver. In addition, the Company owns the Çamyurt exploration project located approximately three kilometres (“km”) southeast of Ağı Dağı. In June 2012, the Company released an initial inferred mineral resource estimate for the Çamyurt project of 24.6 million tonnes grading 0.81 g/t Au and 4.77 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver.

Measured and indicated mineral resources at Ağı Dağı and Kirazlı (reported at a 0.2 g/t Au cut-off) at December 31, 2012 total 126.3 million tonnes grading 0.60 g/t Au and 4.86 g/t silver (“Ag”) for approximately 2.4 million ounces of gold and 19.7 million ounces of silver. Inferred mineral resources total 25.6 million tonnes grading 0.46 g/t Au and 4.02 g/t Ag, for approximately 0.4 million contained ounces of gold and 3.3 million contained ounces of silver.

First Quarter 2013 Highlights

Financial Performance

•	Sold 53,000 ounces of gold at an average realized price of $1,628 per ounce for quarterly revenues of $86.3 million

•

Realized quarterly earnings of $26.0 million ($0.21 per basic share). Earnings for the period included a $3.6 million ($0.03 per basic share) foreign exchange loss on the Company’s equity investment in the shares of Aurizon Mines Ltd. (“Aurizon”), and $3.0 million ($0.02 per basic share) in transaction costs related to the Aurizon offer

•

Generated cash from operating activities before changes in non-cash working capital of $40.4 million ($0.32 per basic share); after changes in non-cash working capital of $33.0 million ($0.26 per basic share)

•	Increased cash and cash equivalents and short-term investments by $19.6 million to $373.3 million at March 31, 2013 ($489.1 million including equity investments)

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Declared a semi-annual dividend of $0.10 per common share. The dividend is payable on April 30, 2013 to shareholders of record as of the close of business on April 15, 2013

Operational Performance

•	Produced 55,000 ounces of gold, a 36% increase from the first quarter of 2012

•

Reported cash operating cost per ounce (exclusive of the 5% royalty) of $358 per ounce of gold sold, well below the Company’s annual cash operating cost guidance of $415 to $435. Total cash costs (including royalties) were $449 per ounce of gold sold

•	Achieved average crusher throughput of 17,900 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd for the second consecutive quarter

•

All-in sustaining costs, which include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs, were $692 per ounce of gold sold. The Company anticipates all-in sustaining cost per ounce to be between $785 and $825 in 2013

•	Announced an update on project permitting in Turkey, including substantial progress on Kirazlı EIA approval

•	Replaced mineral reserves mined out at Mulatos in 2012, and increased measured and indicated resources by 10% in Turkey

•	Withdrew the Company’s offer to acquire all of the common shares of Aurizon

Subsequent to quarter-end:

•

Announced a share buyback program, pursuant to which the Company will offer to purchase for cancellation up to 10% of the public float of its outstanding common shares, or 11,373,316 shares over the next twelve months (limited to a maximum of 94,061 shares during any trading day)

Results of Operations

Gold production of 55,000 ounces in the first quarter of 2013 increased 36% compared to 40,500 ounces in the first quarter of 2012. In the table below, the tonnes of crushed ore stacked on the leach pad exclude mill tailings, which are included within the number of tonnes of crushed ore milled.

Q1 2013 RESULTS

The table below outlines key production indicators for the first quarters of 2013 and 2012:

Production summary	Q1 2013	Q1 2012	Change (#)	Change (%)
Ounces produced (1)	55,000	40,500	14,500	36%
Crushed ore stacked on leach pad (tonnes) (2)	1,568,900	1,225,000	343,900	28%
Grade (g/t Au)	1.25	1.17	0.08	7%

Contained ounces stacked	63,100	45,900	17,200	37%
Crushed ore milled (tonnes)	45,600	25,000	20,600	82%
Grade (g/t Au)	6.59	10.17	(3.58)	(35%)

Contained ounces milled	9,700	8,200	1,500	18%
Ratio of total ounces produced to contained ounces stacked and milled	76%	75%	1%	1%
Total ore mined (tonnes)	1,509,900	1,270,000	239,900	19%
Waste mined (tonnes)	702,000	775,000	(73,000)	(9%)

Total mined (tonnes)	2,211,900	2,045,000	166,900	8%
Waste-to-ore ratio	0.46	0.61	(0.15)	(25%)
Ore crushed per day (tonnes) – combined	17,900	13,900	4,000	29%

(1)	Reported gold production for Q1 2012 has been adjusted to reflect final refinery settlement. Reported gold production for Q1 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

Gold Production

Higher gold production in the first quarter of 2013 relative to the first quarter of 2012 was primarily attributable to higher crusher throughput. In addition, production in the first quarter of 2013 benefitted from a full quarter of production from the Escondida high grade zone compared to a commissioning period in the first quarter of 2012.

Crusher throughput in the first quarter of 2013 averaged 17,900 tpd, 29% higher than 13,900 tpd in the same period of last year and above the annual average budgeted rate of 17,500 tpd. This was the second consecutive quarter in which crusher throughput exceeded 17,500 tpd. During the first quarter of 2013, mill throughput met budgeted levels of 500 tpd.

The grade of the crushed ore stacked on the leach pad in the first quarter of 2013 of 1.25 g/t Au was higher than the full year budgeted grade of 0.98 g/t Au, and higher than the grade in the first quarter of 2012 of 1.17 g/t Au.

The grade of the Escondida high-grade zone mined and milled in the first quarter of 2013 was 6.59 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. The bench mined during the quarter contained an area with highly silicified ore and weak fracturing, which had substantially lower grades than were modelled. Despite the shortfall in grade in the first quarter of 2013, the average grade of ore milled from the Escondida zone since the start of mining has averaged 11.27 g/t Au, which is consistent with the reserve grade. The Company expects to have completed mining the Escondida high grade reserves at the end of 2013, at which point the Escondida Deep zone is expected to provide additional high-grade mill feed.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The reconciliation of mined blocks to the block model for the Global Mulatos Pit, including Escondida, for the quarter ended March 31, 2013 was +28%, -29% and -10% for tonnes, grade and ounces respectively. During the first quarter of 2013, the Company encountered significantly more tonnes of ore, which had been modelled as waste in the block model, as the actual recoveries were better than reported in the model. The negative grade reconciliation was due to the lower grades encountered in the Escondida zone.

Since the start of mining activities in 2005, the project-to-date reconciliation is +3%, +5%, and +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

The recovery ratio in the first quarter of 2013 was 76%, in line with the Company’s budgeted average recovery ratio for the year of 75%.

Operating Costs

The following table compares costs per tonne for the three-month periods ended 2013 and 2012:

Costs per tonne summary(2)	March 31, 2013	March 31, 2012	Change (%)
Mining cost per tonne of material (ore and waste)	$2.74	$2.61	5%
Waste-to-ore ratio	0.46	0.61	(25%)
Mining cost per tonne of ore	$4.01	$4.21	(5%)
Crushing/conveying cost per tonne of ore	$2.20	$2.39	(8%)
Processing cost per tonne of ore	$4.02	$2.68	50%
Mine administration cost per tonne of ore	$2.05	$2.08	(1%)
Total cost per tonne of ore (1)	$12.28	$11.36	8%

(1)	Q1 2013 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the first quarter of 2013 of $12.28 increased 8% compared to the same period of 2012. The higher total cost per tonne of ore in 2013 is primarily attributable to higher mining costs and processing costs resulting from increases in input costs (including higher salaries and rising cyanide and diesel costs). As well, costs associated with the gravity mill are reflected in the the first quarter of 2013 cost per tonne figures for the entire quarter, whereas the mill operated for only part of the first quarter of 2012. Cost inflationary pressures were partially offset by higher crusher throughput, which had the effect of lowering fixed costs on a per tonne basis, as well as a lower waste-to-ore ratio.

Mining cost per tonne of material was $2.74 in the first quarter of 2013, 5% higher than $2.61 in the first quarter of 2012, as a result of a higher salaries and diesel costs, as well as costs incurred by contractors utilized in auxilliary mining operations which were not incurred in the previous year. Mining cost per tonne of ore was $4.01 in the first quarter of 2013, 5% lower than $4.21 per tonne in 2012, as the higher costs noted above were offset by a lower waste-to-ore ratio.

Crushing and conveying cost per tonne of ore was $2.20 in the first quarter of 2013, 8% lower than 2012. Crushing and conveying costs decreased on a per-tonne basis given higher crusher throughput, which had the effect of lowering fixed costs on a per tonne basis, partially offset by increased diesel costs.

Q1 2013 RESULTS

Processing costs per tonne of ore in the first quarter of 2013 were $4.02 compared to $2.68 in 2012, a 50% increase. Higher processing costs in the first quarter of 2013 relative to the same period of 2012 were the result of the operation of the gravity mill for the full quarter in 2013, which has a higher per-tonne processing cost. Furthermore, cyanide and diesel costs increased on a per-tonne basis and silver by-product credits were lower than in the first quarter of 2012.

Mine administration costs per tonne of ore in the first quarter of 2013 were consistent with the same period of 2012, as payroll and other administration cost increases were offset by higher throughput, which lowered fixed costs on a per-tonne basis.

Cash operating costs (exclusive of the 5% royalty) of $358 per ounce of gold sold in the first quarter of 2013 were significantly below the Company’s guidance of $415 to $435 per ounce. Cash operating costs were in line with costs reported in the first quarter of 2012, as higher input costs, including labour, cyanide and diesel, were offset by an improved recovery ratio.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q1 2013	Q1 2012
Total cost per tonne of ore	$12.28	$11.36
Ore stacked/milled (tonnes)	1,614,500	1,250,000

Total cost	$19,826,000	$14,200,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	$(157,000)	—
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	$(710,000)	$819,000

Mining and processing costs allocated to ounces sold as reported on income statement	$18,959,000	$15,019,000
Ounces sold	53,000	41,745

Cash operating cost per ounce sold	$358	$360

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the first quarter of 2013, the Company decreased the number of ounces on the leach pad inventory, as the number of ounces produced was higher than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, decreased to $11.6 million at March 31, 2013 from $14.8 million at December 31, 2012.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended March 31, 2013 is presented below:

Q1 2013
($000)
Sustaining Capital – Mexico
Construction	$224
Vehicles	140
Component changes	1,989
Interlift liners	1,158
Other	576

4,087
Development – Mexico
Escondida/El Salto development	1,440
Capitalized exploration	1,460
Escondida Deep development	133
Other development capital	140
Mulatos relocation	36

3,209
Development – Turkey
Development and capitalized exploration	6,301
Equipment	91

6,392
Head office – Toronto
IT infrastructure and furniture	215

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$13,903

Sustaining Capital – Mexico

Sustaining capital spending in Mexico in the first quarter of 2013 included operating and expansion capital of $4.1 million, consisting of $2.0 million for component changes on mobile equipment, $1.2 million for the addition of interlift liners on the leach pad, and $0.9 million invested in other smaller capital projects.

Development – Mexico

Activities in Mexico in the first quarter of 2013 were focused on continuing development of the El Salto portion of the Mulatos pit as well as pit design and stability work at Escondida.

During the first quarter of 2013, the Company continued permitting activities related to the San Carlos and El Victor deposits, consistent with its goal of providing additional high-grade material as feed for the mill. Following the completion of permitting, development activities are expected to commence in the third quarter of 2013. Metallurgical testing in 2011 demonstrated that higher grade ore at San Carlos is amenable to gravity processing, potentially more than doubling the amount of feed available for the mill. In addition, drill results at El Victor North have intercepts of high-grade material, indicating the potential for additional gravity mill feed. Additional metallurgical testing and exploration work is planned to further delineate these high-grade zones.

Q1 2013 RESULTS

During the first quarter, the Company commenced development activities in order to gain access to the Escondida Deep portal, which will provide high-grade mill feed. Based on the reserve and resource update calculated as at December 31, 2012, the Escondida Deep deposit contains approximately 45,000 tonnes grading 8.08 g/t Au for 11,700 ounces of reserves, which are expected to be mined at the conclusion of the Escondida open pit ore-body.

Development – Turkey

The Ağı Dağı and Kirazlı gold projects are located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects. The highlights are summarized below:

•	Total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver.

•	Annual combined gold production is expected to peak in 2017 at 237,000 ounces, and will average 166,000 ounces per year over the nine year combined mine life.

•	First gold production from the Kirazlı project in 2014, followed by gold production from Ağı Dağı in 2016.

•	Mine life of seven years for Ağı Dağı and five years for Kirazlı.

•	Pre-production capital expenditures of $424.4 million.

•	Average life of mine cash operating costs of $544 per ounce sold, and total cash costs per ounce sold of $579.

•	At a $1,239 per ounce gold price assumption, after-tax net present value (“NPV”) at a 5% discount rate of $275.6 million and after-tax internal rate of return (“IRR”) of 22.3%.

•	At a gold price of $1,575 per ounce, after-tax NPV at a 5% discount rate increases to $604.6 million and after-tax IRR of 36.5%.

In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. Inclusion of the Çamyurt resource in a development scenario represents a major opportunity to further enhance the economic potential of the Company’s Turkish projects. The preliminary feasibility study for Ağı Dağı and Kirazlı incorporates significant capital spending on infrastructure that is expected to benefit the economics of the Çamyurt project. The average grade of the resources at Çamyurt is substantially higher than at the Ağı Dağı and Kirazlı projects. As a result, once Çamyurt is factored into the Company’s development plan, it is expected to reduce cash costs per ounce on a combined project basis, as well as enhance combined project economics.

Subsequent to year-end, the Company reported an updated mineral resource estimate for the Ağı Dağı and Kirazlı projects in April 2013, which reflected a 10% increase in measured and indicated resources. Since acquiring these projects in early 2010, measured and indicated resources have more than doubled at Ağı Dağı and Kirazlı to in excess of 2.4 million ounces.

In December 2012, as part of the permitting process, the Company submitted an Environmental Impact Assessment (“EIA”) Report on the Kirazli Project. The EIA report is currently in the final stage of the approval process. While the approval will not be finalized until certain additional signatures are received from Turkish officials, the substantive aspects of the EIA review process have been successfully completed. The Ministry of the Environment, which is the government agency responsible for EIA approval, appointed representatives of government agencies and local authorities to a 17-person EIA Commission that reviewed the Kirazli EIA submission. In late January 2013, a meeting was held by the EIA Commission, which concluded in its minutes:

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

“The [Kirazli] project has been reviewed and evaluated by the Commission and the review and evaluation process has been finalized. The EIA Report has been found sufficient by the Commission and it has been accepted as final.” The Company has been informed that a subsequent mandatory 10-day public notice period produced no opposition or comments of any kind.

In the second quarter, Alamos will submit its Environmental Impact Assessment Report on Ağı Dağı, and anticipates that a decision from the Turkish Government will be received in a similar time frame to the Kirazli process.

In the first quarter of 2013, total expenditures in Turkey were $6.5 million, of which $6.4 million was capitalized. Investments were focused on exploration, engineering and permitting work. The Company had up to eight drill rigs operating at a cost of $1.0 million in the first quarter of 2013, focused on condemnation, geotechnical and exploration drilling.

Exploration Summary

Total exploration expenditures in the first quarter of 2013 were $3.1 million. In Mexico, total exploration spending was $2.2 million. This included $1.5 million of drilling costs at East Estrella and San Carlos, which were capitalized and $0.7 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $0.9 million, of which $0.8 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized and $0.1 million related to drilling at earlier-stage targets was expensed.

Exploration – Mexico

Exploration expenditures in Mexico in the first quarter of 2013 totalled $2.2 million. The Company completed 10,742 metres (“m”) of reverse circulation (“RC”) drilling in fifty-nine holes and 1,515 m of core drilling in eight holes in the first quarter of 2013. Exploration activities in the first quarter were primarily focused on completing infill and step-out drilling programs at East Estrella, and continued deep directional drilling at San Carlos. Three drill rigs were active during the first quarter, with two rigs allocated to drilling at San Carlos.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall continued through the quarter. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by previous operators encountered a number of near-surface gold intercepts along with localized high-grade silver mineralization. Drilling in 2012 confirmed widespread gold-silver-copper mineralization in the area, and the program expanded significantly to develop measured and indicated mineral resources. Mineralization in the northern part of the project area is gold-dominant, near-surface, and stratiform, whereas to the south, it is structurally controlled with higher contents of silver and copper and is refractory.

A new target in the East Estrella area was recently identified by work in the hanging wall of the fault that bounds the mineral resource. This new target is an area of shallow gold mineralization directly to the northeast of the mineral resource. It is characterized by pervasive advanced argillic alteration, as well as a previously unrecognized style of crustiform banded quartz veins.

A total of 5,506 m of RC drilling was completed in 38 holes at East Estrella during the quarter.

San Carlos

Drilling continued at San Carlos during the first quarter, targeted at deep high-grade gold mineralization extending to the east of both the open pit and underground mineral resource and reserve areas. High-grade intercepts have been encountered up to 500 m from the existing open pit boundary. An infill and step-out directional drilling program is currently in progress to define the extents of mineralization. This extension of San Carlos provides excellent potential for adding high-grade underground ounces in close proximity to planned infrastructure.

Q1 2013 RESULTS

Drill progress has been relatively slow at San Carlos due to the complexity associated with directional drilling deep, deviating holes that have to be steered to the target. In the first quarter of 2013, a total of 3,657 m of drilling was completed in thirteen RC holes, and 1,282 m in seven core holes.

Exploration – Turkey

Exploration expenditures in Turkey totalled $0.9 million in the first quarter of 2013. Up to eight drill rigs were active throughout the first quarter, drilling a total of 3,344 m in nineteen holes in the first quarter of 2013.

Çamyurt

Resource infill and expansion drilling continued through the first quarter and is ongoing, with 948 m completed in 5 core holes. The Çamyurt deposit is located approximately three km southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth. The Company published an initial pit-constrained Inferred mineral resource estimate for Çamyurt on June 28, 2012 of 24.6 million tonnes grading 0.81 g/t Au and 4.7 g/t Ag for 640,000 ounces of gold and 3.8 million ounces of silver (applying a 0.2 g/t Au cut-off).

Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m with an average drill spacing of approximately 55 m along strike. The June 2012 Inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s mineral resource base in Turkey. In addition, the average grade of the mineral resource is substantially higher than at the Ağı Dağı and Kirazlı deposits.

Ağı Dağı

The Ağı Dağı project is comprised of the two principle mineral resource areas at Baba and Deli that are connected by the Firetower zone of advanced argillic and silic alteration. The precious metal mineralization of the Baba-Firetower-Deli zone extends at least 4.3 km along a northeast-southwest trend. In the first quarter of 2013, two drill holes were completed at Baba and Firetower, for 400 m of drilling. A portion of the Firetower mineral resource area was included in the Company’s 2011 year-end mineral reserve and resource statement within Inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study, as it included only measured and indicated mineral resources. Upgrading these mineral resources to the measured and indicated categories is expected to improve the economics of the Ağı Dağı project.

Two parallel trends of advanced argillic and silicic alteration occur to the northwest of the Baba-Deli trend. The Ayi Tepe-Firetower North zone is approximately two km long, defined by relatively wide spaced drilling. Similar alteration occurs along the discontinuous Tavasan-Ihlamur zone, approximately 4.5 km long. Both zones have not been fully defined by drilling. The Ayi Tepe-Firetower North and Tavasan-Ihlamur zones occur approximately 300 m and one km northwest of the Baba-Deli trend, respectively. Four exploration drill holes were completed in these areas in the first quarter of 2013, for a total of 583 m of drilling.

Kirazli

At Kirazlı, three drill holes were successfully completed in the first quarter of 2013 totaling 367 m. In addition, five exploration drill holes were completed in the vicinity of Kirazli at the Iri and Kale targets.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2013 and 2012 is presented below:

	Q1 2013		Q1 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)		$40,407		$44,928
Changes in non-cash working capital		$(7,450)		$(8,846)
Cash provided by operating activities (000)		$32,957		$36,082
Earnings before income taxes (000)		$38,798		$39,462
Earnings (000)		$25,989		$29,470
Earnings per share - basic - diluted	$ $	0.21 0.20	$ $	0.25 0.24
Comprehensive income (000)		$24,385		$29,298
Weighted average number of common shares outstanding - basic - diluted		126,675,000 126,938,000		118,940,000 120,355,000
Assets (000) (3)		$880,365		$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at March 31, 2013 and December 31, 2012.

Strong operating margins from high realized gold prices and continued low cash costs contributed to the Company generating substantial cash provided by operating activities and earnings in the first quarter of 2013. Cash from operating activities before changes in non-cash working capital in the first quarter of 2013 of $40.4 million ($0.32 per basic share) decreased 10% relative to the same period of 2012.

Earnings before income taxes in the first quarter of 2013 were $38.8 million or $0.31 per basic share, compared to $39.5 million or $0.33 per basic share in the first quarter of 2012. On an after-tax basis, earnings in the first quarter of 2013 of $26.0 million or $0.21 per basic share decreased 12% over the comparable period of 2012 as a result of higher amortization attributed to mill production, costs incurred related to the Aurizon offer, and a higher effective tax rate, partially offset by a higher number of ounces sold during the period

Gold Sales

Details of gold sales are presented below:

	Q1 2013	Q1 2012	Change (#)	Change (%)
Gold sales (ounces)	53,000	41,745	11,255	27%
Operating revenues (000)	$86,272	$70,256	$16,016	23%
Realized gold price per ounce	$1,628	$1,683	$(55)	(3%)
Average gold price for period (London PM Fix)	$1,632	$1,691	$(59)	(3%)

Q1 2013 RESULTS

Operating revenues in the first quarter of 2013 of $86.3 million increased 23% over $70.3 million in the first quarter of 2012. This increase is attributable to an increase in the number of ounces of gold sold in the quarter, partially offset by a lower realized gold price per ounce.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the first quarter of 2013, the Company achieved a realized gold price per ounce of $1,628, slightly below the average London PM Fix gold price for the quarter. As at March 31, 2013, the Company did not have any derivative activity outstanding related to gold, and was therefore fully leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. In recent weeks, the gold price has dropped markedly. While this decrease has a significant impact on the Company’s revenues, the Company’s low cost structure permits it to continue to benefit from excellent operating margins even at gold prices substantially lower than current levels. The spot market gold price was approximately $1,415 per ounce on April 23, 2013. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $950 per ounce.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q1 2013	Q1 2012	Change %
Gold production (ounces)(1)	55,000	40,500	36%
Gold sales (ounces)	53,000	41,745	27%
Cash operating costs (000)(2)	$18,959	$15,019	26%
- Per ounce sold	$358	$360	(1%)
Royalties (000)(3)	$4,822	$3,431	41%
Total cash costs (000)(2)	$23,781	$18,450	29%
- Per ounce sold	$449	$442	2%
Amortization (000)	$12,935	$7,778	66%
Total production costs (000)(4)	$36,716	$26,228	40%
- Per ounce sold	$693	$628	10%
All-in sustaining costs (000)(5)	$36,657	$29,047	26%
- Per ounce sold	$692	$696	(1%)
- Realized gold price per ounce	$1,628	$1,683	(3%)
- Operating cash margin per ounce(6)	$1,179	$1,241	(5%)

(1)	Reported gold production is subject to final refinery settlement.
(2)

“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

(4)

“Total production costs” is a non-GAAP measure that includes all “total cash costs” and amortization. “Total production costs” is equivalent to mining and processing costs, royalties and amortization as reported in the Company’s financial statements.

(5)

“All-in sustaining costs” is a non-GAAP measure that includes all “total cash costs” and other sustaining costs (which include exploration spending, corporate and administrative costs, share based compensation costs and sustaining capital costs). “All-in sustaining costs” is detailed in the non-GAAP measures section at the end of this MD&A for a description and calculation of these measures.

(6)

“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Cash operating costs (exclusive of the 5% royalty) in the first quarter of 2013 were $358 per ounce of gold sold, substantially below the Company’s full year guidance range of $415 to 435 per ounce. Cash operating costs per ounce in the first quarter of 2013 were consistent with costs reported in the first quarter of 2012, as higher input costs, including labour, cyanide and diesel, were offset by a higher recovery ratio. Amortization was $244 per ounce of gold sold in the first quarter of 2013, 31% higher than $186 per ounce in the same period of 2012. Amortization per ounce is higher in 2013 due to production from the Escondida high-grade zone for the full quarter of 2013, which contributes a higher amortization per ounce of production than low-grade ounces produced.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. The royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at March 31, 2013, the royalty was paid or accrued on approximately 1,064,000 ounces of applicable gold production. Royalty expense in the first quarter of 2013 of $4.8 million increased 41% from royalty expense of $3.4 million in 2012, attributable to a higher gold production attributable to royalty.

Exploration

The Company’s accounting policy for exploration costs requires that exploration expenditures that do not meet the criteria for mine development be expensed as incurred, while costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized.

Total exploration spending in the first quarter of 2013 was $3.1 million, of which $0.8 million was expensed. In Mexico, total exploration spending was $2.2 million. This included $1.5 million of drilling costs at East Estrella and San Carlos, which were capitalized and $0.7 million of early-stage exploration and administration costs, which were expensed. Total exploration spending in Turkey was $0.9 million, of which $0.8 million related to development work at Çamyurt, Ağı Dağı and Kirazlı was capitalized while $0.1 million related to early-stage projects was expensed.

Corporate and Administrative

Corporate and administrative expenses of $7.8 million in the first quarter of 2013 were 167% higher than $2.9 million in the first quarter of 2012. In the first quarter of 2013, the Company incurred approximately $3.0 million in legal, audit, and other advisory costs related to the Aurizon offer. In addition, higher corporate and administrative costs were the result of higher salary costs related to new employees in the Toronto head office, as well as legal and regulatory costs associated with the Company listing on the New York Stock Exchange (“NYSE”) in February 2013.

Q1 2013 RESULTS

Share-based Compensation

Share-based compensation, related to stock options and cash-settled stock appreciation rights (“SARs”), was a credit of $0.8 million in the first quarter of 2013 compared to a $2.6 million expense in the comparable period of 2012. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options and SARs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Share-based compensation expense in the first quarter of 2013 is comprised of $0.8 million expense related to the Company’s stock option plan, offset by a $1.6 million recovery related to the Company’s outstanding SARs liability. The Company’s outstanding SARs liability decreased from $3.8 million at December 31, 2012 to $2.2 million at March 31, 2013 as a result of the decrease in the Company’s share price during this period.

Finance Income

Finance income in the first quarter of 2013 was $0.7 million compared to $0.8 million in the first quarter of 2012. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was comparable to the prior period.

Foreign Exchange Loss

The Company recognized a $3.3 million foreign exchange loss in the first quarter of 2013, compared to a $1.2 million foreign exchange gain in the same period of 2012. Throughout the first quarter of 2013, the Mexican peso (“MXN”) strengthened relative to the USD, while the Canadian dollar (“CAD”)) weakened relative to the USD. The fluctuation in the Turkish Lira (“TL”) relative to the USD was minimal during the period.

Significant foreign exchange movements in the first quarter of 2013 included a $3.4 million foreign exchange loss on the Company’s Canadian dollar-denominated net assets, with the most significant impact resulting from the revaluation of the Company’s equity investment in Aurizon. This was offset by a $0.1 million foreign exchange gain on revaluation of the Company’s net MXN-denominated assets. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes

Tax expense in the first quarter of 2013 was $12.8 million compared to $10.0 million in 2012. The Single Rate Tax Law (minimum tax) that came into effect in Mexico at the start of 2008 did not contribute to a higher tax expense in 2012, but may in future periods. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The statutory income tax rate in Mexico for 2013 is 30%. In Canada, the combined federal and provincial statutory income tax rate is 26.5% in 2013. The effective tax rate for the first quarter of 2013 (calculated as a percentage of earnings before income tax) was 33%, above the statutory rate in Mexico and Canada. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the first quarter of 2013, a net $1.1 million non-cash deferred tax gain was realized to recognize the impact of foreign exchange movements, comprising a $3.2 million gain on revaluation of temporary tax differences associated with foreign currency denominated non-monetary assets and liabilities, offset by a $2.1 million loss on revaluation of the Company’s Mexican peso denominated deferred tax balance. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

The Mexican government is currently in the process of reviewing a proposal to introduce a mining contribution tax (“MC tax”). Under the current proposal, the MC tax is calculated at 5% of pre-tax earnings, excluding certain deductions which are permitted for income tax calculation purposes. The MC tax is expected to be deductible for purposes of calculating Mexican income tax. The Company expects the net effect of this proposed tax could be an increase in the effective tax rate in Mexico from 30% to between 33 and 34%, depending on further definition of the allowable deductions.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013
Gold production (ounces)	36,000	33,000	46,500	40,500	48,200	43,500	67,800	55,000
Gold sales (ounces)	37,800	28,790	45,224	41,745	50,000	43,255	62,516	53,000
Operating revenues ($000)	56,864	44,991	71,133	70,256	80,889	71,281	106,946	86,272
Earnings from operations ($000)	25,231	20,038	35,723	37,047	40,447	33,306	53,016	41,717
Earnings ($000)	15,494	5,436	21,294	29,470	24,684	25,895	37,906	25,989
Earnings ($ per share) basic/diluted	0.13	0.05	0.18	0.25/ 0.24	0.21/ 0.20	0.22/ 0.21	0.31	0.21/ 0.20

Operating revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results. Gold production in the first and fourth quarters is generally higher than in the second and third quarters of the year, which can be adversely affected by weather-related production issues. The third quarter rainy season in northwestern Mexico adversely impacted gold production, sales and operating results in 2012 and 2011. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At March 31, 2013, the

Q1 2013 RESULTS

majority of the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at March 31, 2013, the Company had outstanding contracts to deliver $10 million CAD in exchange for a fixed amount of USD at future dates up to June of 2013, with CAD:USD rates ranging from 1.02:1 to 1.03:1. The mark-to-market loss associated with these contracts as at March 31, 2013 was $0.1 million.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD equities, cash and investment balances, which are not fully offset by CAD-denominated liabilities. This resulted in a loss of $3.4 million for the period, given the weakening of the CAD, with the most significant impact resulting from the revaluation of the Company’s equity position in Aurizon.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the period ended March 31, 2013, the Company’s net MXN-denominated liability position resulted in a foreign exchange loss of approximately $1.0 million, of which a $0.1 million gain was classified within foreign exchange loss and a $1.1 million loss was recorded in deferred tax expense.

At March 31, 2013, the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a nominal foreign exchange loss given minimal fluctuation of the TL compared to the USD during the period.

Liquidity and Capital Resources

At March 31, 2013, the Company had $373.3 million in cash and cash equivalents and short-term investments compared to $353.7 million at December 31, 2012. In addition, at March 31, 2013 the Company held approximately 26.6 million common shares of Aurizon, which were acquired in conjunction with the Company’s unsolicited offer for Aurizon. Inclusive of the value of the equity investment in Aurizon, the Company had $489.2 million in cash and equity investments as at March 31, 2013.

Cash and cash equivalents and short-term investments increased $19.6 million in the first quarter of 2013, reflecting positive cash flows from operations and financing activities offset primarily by capital spending in Mexico and Turkey. Cash inflows in the first quarter of 2013 included $33.0 million cash provided by operating activities, and $0.2 million cash proceeds on the exercise of stock options. Significant cash outflows in the first quarter of 2013 included $13.9 million of capital and exploration expenditures in Mexico and Turkey. The Company’s working capital surplus increased to $496.7 million at March 31, 2013 from $377.7 million at December 31, 2012.

The Company has ongoing budgeted capital and exploration expenditures in Mexico and significant budgeted exploration and development costs in Turkey for 2013. The Company expects to invest in development and construction activities at its projects in Turkey over the next several years and expects to be able to finance these from a combination of existing cash balances and operating cash flows.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The Company declared a semi-annual dividend of $0.10 per share in the first quarter of 2012, payable on April 30, 2013, and will continue to evaluate its dividend policy in accordance with its financial performance and strategic objectives.

The Board of Directors of the Company has authorized a share buyback program because it believes that, at certain times, the purchase of shares may represent an appropriate use of Alamos’s available cash resources when, in the opinion of management, the value of the shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and may benefit the remaining shareholders by increasing the value of their equity interest in Alamos. Subject to acceptance by the TSX, the NCIB period will commence on April 29, 2013 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 28, 2014. Any purchases made under the NCIB will be effected through the facilities of the TSX, Alpha and/or alternate trading systems in Canada and will be made at the market price of the Shares at the time of the purchase. Subject to any block purchases made in accordance with the rules of the TSX, Alamos may purchase up to 94,061 Shares during any trading day, being 25% of its average daily trading volume of 376,244 Shares for the six months ended March 31, 2013. The actual number of Shares purchased, if any, and the timing of such purchases will be determined by Alamos considering market conditions, stock prices, its cash position, and other factors. There cannot be any assurances as to how many Shares, if any, will ultimately be acquired by Alamos under the NCIB, and Alamos intends that any Shares acquired pursuant to the NCIB will be cancelled. The Company has appointed Dundee Securities Ltd. as the broker firm responsible for making purchases of Shares on behalf of the Company.

The Company is continually reviewing its capital allocation program with the objective of creating shareholder value. The Company believes that from time to time, the market price of its common shares may not reflect the Company’s underlying value. At such times, the purchase of common shares for cancellation may be advantageous to shareholders by increasing the value of the remaining common shares outstanding.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at March 31, 2013.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at March 31, 2013 and have concluded that these are appropriately designed.

Q1 2013 RESULTS

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

April 23, 2013
Common shares
-Common shares outstanding	127,487,788
Stock options
-Average exercise price CAD $14.46; approximately 70% exercisable	4,818,000
Total	132,305,788

Outlook

The Company anticipates producing between 180,000 and 200,000 ounces of gold in 2013 at a cash operating cost of $415 to $435 per ounce of gold sold, excluding a 5% royalty. If the 5% royalty is included, total cash costs are expected to be between $500 and $520 per ounce of gold sold. Factoring in exploration spending, corporate and administrative costs, share based compensation and substaining capital costs, the Company expects to report all-in sustaining costs of between $785 and $825 per ounce of gold sold.

In April 2013, the gold price experienced significant volatility and decreased from over $1,600 per ounce to below $1,400 per ounce. Alamos’ disciplined approach to growth and continuous improvement initiatives consistently result in industry-leading operating costs, positioning the Company to generate strong operating margins in a lower gold price environment. As a result, the current downturn in the gold price does not impact the Company’s current operating and development plans.

In Mexico, the Company is focused on maintaining crusher throughput at current levels in order to meet 2013 production levels. The Escondida high-grade deposit is expected to continue to provide high grade mill feed until the end of 2013, at which point the Escondida Deep zone will be accessed to provide mill feed for early 2014. The Company is expecting the permit to begin development of the El Victor and San Carlos deposit areas to be approved in the second quarter, following which development activities will commence in anticipation of processing high grade from San Carlos in mid-2014. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida high-grade deposit.

In Turkey, the EIA report on the Kirazli Project is in the final stage of the approval process. While the approval will not be formally finalized until certain additional signatures are received from Turkish officials, the substantive aspects of the EIA review process have been successfully

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

completed. In the second quarter, Alamos will submit its Environmental Impact Assessment Report on Ağı Dağı, the Company’s second late-stage development project in Turkey. Alamos anticipates that a decision from the Turkish Government will be received in a similar time frame to the Kirazli process. Once an EIA Positive Decision certificate is obtained for Kirazli, it is anticipated to take approximately 18 months to complete permitting and construction.

The Company continues to strengthen its financial position despite the recent drop in the gold price. The Company generated approximately $20 million in free cash flow during the first quarter of 2013, and ended the quarter with approximately $490 million in cash, short-term and equity investments and no debt. Alamos continues to pay a substantial dividend and has announced a share buyback program, providing the Company with the financial flexibility to pursue its capital allocation plans. Furthermore, Alamos’ financial strength provides a platform for future organic growth and acquisitions.

Accounting Policies in effect January 1, 2013

(i) IFRS 12 Disclosure of Interests in Other Entities was released in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this standard earlier, it does not need to apply IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011) at the same time. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interests in other entities, the amendments did not have an impact on the Company’s financial position or performance.

(ii) IFRS 13 Fair Value Measurement was issued in May 2011 and is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on earnings or other comprehensive income. IFRS 13 establishes ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The amendments did not have an impact on the Company’s financial position or disclosures.

(ii) Amendments to IAS 1 Presentation of Financial Statements was issued in June 2011 and is effective for annual periods beginning on or after July 1, 2012. IAS 1 should be applied retrospectively, but early adoption is permitted. The amendments require that an entity present separately the items of OCI that may be reclassified to earnings in the future from those that would never be reclassified to earnings. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these

Q1 2013 RESULTS

categories. The existing option to present the earnings and other comprehensive income in two statements has remained unchanged. The amendments did not have an impact on the Company’s financial position or presentation.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 (2010) is effective for annual periods beginning on or after January 1, 2015. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2011 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q1 2013	Q1 2012
Cash flow from operating activities – IFRS (000)	$32,957	$36,082
Changes in non-cash working capital (000)	7,450	8,846

Cash flow from operating activities before changes in non-cash working capital (000)	$40,407	$44,928

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q1 2013	Q1 2012
Mining and processing costs – IFRS (000)	$18,959	$15,019
Inventory adjustments and period costs (000)	867	(819)

Total cost (000)	$19,826	$14,359
Tonnes Ore stacked / milled (000)	1,614	1,250

Total cost per tonne of ore	$12.28	$11.36

Q1 2013 RESULTS

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2013	Q1 2012
Mining and processing costs – IFRS (000)	$18,959	$15,019
Divided by: Gold ounces sold	53,000	41,745

Total Cash operating costs per ounce	$358	$360

Mining and processing costs – IFRS (000)	$18,959	$15,019
Royalties – IFRS (000)	4,822	3,431

Total Cash costs (000)	$23,781	$18,450
Divided by: Gold ounces sold	53,000	41,745

Total Cash costs per ounce	$449	$442

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold, however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2013	Q1 2012
Mining and processing costs (000)	$18,959	$15,019
Royalties (000)	4,822	3,431
Corporate and administration (000) (1)	7,257	2,666
Share-based compensation	(785)	2,567
Exploration costs (000)	2,073	2,283
Reclamation cost accretion (000)	244	127
Sustaining capital expenditures (000)	4,087	2,954

	$36,657	$29,047
Divided by: Gold ounces sold	53,000	41,745

All-in sustaining cash cost per ounce	$692	$696

(1)	Excludes corporate and administration costs incurred at the Company’s development projects

(v)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.
•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense.